Issuer Free Writing Prospectus, dated April 29, 2009
Filed pursuant to Rule 433
Registration Statement No. 333-147200
1 1 T. Murray Wilson, Executive Chairman Christopher H. Hopkins, Chief Executive Officer Jamey Fitzgibbon, President & Chief Operating Officer Oilsands Quest Inc. Corporate Presentation April 2009 NYSE Amex: BQI

2 2 2 Forward-Looking Information Except for statements of historical fact relating to Oilsands Quest Inc., this presentation contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "conceptual", "potential", "prospective", and other similar words, or statements that certain events or conditions "may", "will", or "could" occur. Forward-looking statements such as references to Oilsands Quest's resource estimates, exploration, technical and development plans and programs and future discoveries are based on the opinions and estimates of management and Oilsands Quest's independent evaluators at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, exploration and technical risks inherent in the oil sands industry, regulatory and economic risks, lack of infrastructure in the region in which the company's resources are located, delays or changes in plans with respect to the uncertainty of securing financing to proceed with the continued advancement of Oilsands Quest's testing and exploration programs and risks associated with Oilsands Quest's ability to implement its business plan. There are uncertainties inherent in forward-looking information, including factors beyond Oilsands Quest's control, and no assurance can be given that the programs will be completed on time, on budget or at all. In addition, the current financial crisis has resulted in severe economic uncertainty and resulting illiquidity in credit and capital markets which increases the risk that actual results will vary from forward looking expectations and these variations may be material. Oilsands Quest undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change, except as required by law. The reader is cautioned not to place undue reliance on forward-looking statements. The risks and uncertainties set forth above are not exhaustive. Readers should refer to Oilsands Quest's current annual report on Form 10-K, which was filed on June 30/08 and amended on Form 10-KA which was filed on March 18/09, and other document filings, which are available at www.sedar.com and at www.sec.gov for a detailed discussion of these risks and uncertainties and details regarding the location and extent of Oilsands Quest's land holdings.

3 3 Corporate Overview U.S. incorporated, NYSE Amex listed ("BQI") Head office in Calgary, Alberta, Canada Canadian assets and management 100% owned and operated oil sands and oil shale assets 310 million shares (fully diluted) Management and directors own 17% Daily trading volume approximately 2 to 3 million shares $349 million raised since 2004 3 Building long-term value 3

4 4 4 Corporate Objectives Increase the size and certainty of our resource Demonstrate the recoverability of our resource Preserve and maintain our strong management and technical team Maintain capital discipline and focus on capital preservation Advance the commercial development of our resource

5 5 Strong Management Team World-class leadership executing development plans Extensive oil sands experience and technical expertise; proven track records 5 T. Murray Wilson Executive Chairman 30 years in investment banking; high-profile leadership in global financial markets; in-depth technical and financial experience in oil sands Christopher H. Hopkins Chief Executive Officer 30 years of Canadian and international energy, oil sands and mining experience; discovery and growth-focused; co-founder of Oilsands Quest Jamey Fitzgibbon President & Chief Operating Officer 22 years of technical and management experience in heavy oil/oil sands; investment banking; most recently at OPTI Canada Garth Wong Chief Financial Officer 18 years of corporate financial planning, systems, taxation and budgeting; senior positions in power generation, marketing and resource development. Erdal Yildirim Executive Vice President, Project Development 40 years of leadership and innovation in the Canadian oil sands industry and the international energy industry Claes Palmgren Vice President, Reservoir Engineering 24 years of experience in research, development and application of in-situ recovery process technology for heavy oil and oil sands Paul O'Donoghue Vice President, Investor Relations & Corporate Planning 18 years of corporate finance, investor relations and risk management experience in Canada's energy industry Leigh Peters Vice President, Legal Services 7 years of securities and corporate legal experience; represented clients in several of the largest transactions in the energy industry

6 6 6 Large Land Position Source: Divestco Geomatics Identified and potential projects Oilsands Quest Land agents AB SK 730,598 Acres - NE Alta/NW Sask 6

Saskatchewan Advantage Supportive regulatory systems Lower drilling costs Timely approvals Favorable royalty regime Alberta Saskatchewan (Smaller Drilling Footprint)

8 Illustrative Fiscal Regime Alberta vs Saskatchewan Generic SAGD Comparison - Not a projection of Oilsands Quest expectations Key Assumptions* 10,000 bbl/d with first production in 2012 40 year production life with 140 million bbl of recoverable bitumen $37,000 Capital Intensity 3.0 Steam to Oil Ratio (SOR) Heavy oil differentials scaled to WTI C$/US$ scaled to WTI Gas-to-Oil Price Ratio of 1 to 10 *Not a projection of OQI Expectations Royalty (C$/bbl of bitumen)

9 9 9 Focused Exploration & Development 390 exploration and delineation holes drilled 322 within Axe Lake 11 test wells drilled (3 horizontals) Field Test Facilities (Test Site 1 & 3) 1,693 kilometers (1,053 miles) of 3D seismic lines (420 million data points) 154 kilometers (96 miles) of 2D seismic lines (37.5 million data points) 9

10 Resource Estimates (McDaniel & Associates)* 10 April 2008, millions of barrels Discovered Resources(1) Discovered Resources(1) Discovered Resources(1) Low Best High Axe Lake 1,241 1,723 2,334 Raven Ridge 337 566 727 Total 1,578 2,289 3,061 (1) This is not an estimate of the recoverable volume of bitumen. A portion of the discovered resources tabulated herein have been further categorized as contingent resources in the McDaniel December 2008 evaluation, as tabulated on slide 11. The portion of the discovered resources that have not been classified as contingent resources would be categorized under COGEH as unrecoverable at this time, pending further testing and recovery process development. There is no certainty that it will be commercially viable to produce any portion of the discovered resources. * See forward-looking information slide 2 and slides at end of presentation for cautionary note to U.S. investors, definitions and resource classifications and background information relating to the resource estimates.

11 Resource Estimates (McDaniel & Associates)* 11 December 2008, millions of barrels Contingent Resources(1)(2)(3) Contingent Resources(1)(2)(3) Contingent Resources(1)(2)(3) Low Best High Axe Lake 0 130 432 Raven Ridge 0 0 94 Total 0 130 526 * See forward-looking information slide 2 and slides at end of presentation for cautionary note to U.S. investors, definitions and resource classifications and background information relating to the resource estimates. (1) The "best" and "high" estimates have been categorized by McDaniel as economic contingent resources. The low estimate of contingent resources is uneconomic under McDaniel's current price forecast and cost assumptions, therefore no low estimate contingent resources were assigned by McDaniel. There is no certainty that it will be commercially viable to produce any portion of the discovered resources. (2) The recoverable volumes estimated by McDaniel have been classified as contingent resources as opposed to reserves because not all of the conditions for commerciality have been met including corporate and regulatory approvals for development. (3) The estimates of contingent resources have been prepared assuming the use of SAGD as the recovery process.

12 12 12 Development Considerations Reservoir test program designed to provide the basis for advancing to commercial development Flexible development options: Recovery method Scale of development Partnership Engineering infrastructure requirements (pipelines, gas supply, roads) Small environmental footprint of in-situ process and ready supply of subsurface water Shareholder value creation and managing dilution are key to development 12

13 13 2008-2009 Activity Update Exploration Axe Lake - 33 delineation holes drilled Raven Ridge - 20 delineation holes drilled Seismic - 3D processing completed, interpreted and integrated into geologic model Reservoir Test Program Test Site 3: Reservoir heating continuing Results being included in simulations Test Site 1: Preparing for commissioning and start-up of test

14 14 Conceptual Well Layout* 1 Mile 14 * See forward-looking information, slide 2 Preliminary representation of possible field development, not based on engineering studies

Seismic 15

16 16 Application of Seismic to Development Planning Detailed, high resolution 3D mapping of geologic surfaces provide complete coverage between drill holes Detailed 3D surfaces allow us to accurately model the top and bottom of the reservoir as well as provide structural detail within the reservoir Detailed imaging allows optimal placement and drilling of horizontal development wells These benefits improve our understanding of the geological structure of the reservoir, thus reducing the uncertainty and risk associated with developing the resource. 16

View of Horizontal Wells & Underlying Devonian at Test Site 1 17 NYSE Amex: BQI 17 Heel Toe Reflective surfaces in Quaternary Top Devonian Top McMurray 30m Horizontal wells Vertical Wells Horizontal wells conform to the contour of the Devonian surface Scale: 2x vertical exaggeration

View of Horizontal Wells & Underlying Devonian at Test Site 1 Horizontal wells viewed from Toe to Heel Scale: 5x vertical exaggeration 18 NYSE Amex: BQI 18 Heel Toe

19 Horizontal wells viewed from Toe to Heel Centre well threads the vertical well array Scale: 1x No vertical exaggeration NYSE Amex: BQI 19 Heel Toe View of Horizontal Wells & Underlying Devonian at Test Site 1

20 20 20 Existing Horizontal Test Holes Heel Observation Test Holes (planned) Existing Test Holes (Injector & Observation) Toe Observation Test Holes (planned) Aerial Cross-section * See forward-looking information, slide 2 20

21 21 Reservoir Test Program Initial lab & simulation work was based on samples obtained from our exploration core holes. In-field testing is required: Test Site 3 - Designed to measure reservoir response to the addition of heat Pressure and temperature measured across the 3.5 meter separation of the vertical wells yields important data and enables accurate calibration of heat transfer for advanced simulation study Test Site 1 - Designed to test hot water and steam injection and optimize our thermal recovery process First phase of testing to measure energy transfer, fluid flow and geomechanical effects on the 18 meters separating the vertical wells Second phase to measure the effects over the 300 meter length of the horizontal wells, 50 meters apart and demonstrate production rates Progression of testing from Site 3 to Site 1 is designed to reduce risk for scale up to commercial scale development. 21

Test Site 3 22

23 23 Reservoir Test Program Objectives Test Site 3 & Simulations: Measure heat transfer in the reservoir Match simulator to observed temperatures by adjusting thermal properties of reservoir Determine "effective" thermal properties Measure mobility at various temperatures Once wells are perforated, fluid movement between wells will allow us to measure mobility As the reservoir is heated, changes in mobility can be measured The following slides are a schematic rendition of what we anticipate will occur in the reservoir if the tests are successful 23 * See forward-looking information, slide 2

24 24 Limestone Bitumen: 20m (65 ft) Overburden: 185m (606 ft) ? 3.5m ? Test Site 3 : Two Well Completions - 3.5m Apart Sensors Cold test hole Hot test hole Heater ? Oil envelope ? Nitrogen blanket? * See forward-looking information, slide 2

25 Limestone Bitumen: 20m (65 ft) Overburden: 185m (606 ft) Heater ? Oil envelope ? Nitrogen blanket? Sensors Cold test hole Hot test hole Test Site 3 : Hot Bitumen - Heater Removed ? 3.5m ? * See forward-looking information, slide 2

26 Limestone Bitumen: 20m (65 ft) Overburden: 185m (606 ft) Perforation Test Site 3 : Well Perforation Cold test hole Hot test hole ? 3.5m ? * See forward-looking information, slide 2

27 Limestone Bitumen: 20m (65 ft) Overburden: 185m (606 ft) Test Site 3 : Water Injection Water injection Cold test hole Hot test hole ? 3.5m ? * See forward-looking information, slide 2

28 Limestone Bitumen: 20m (65 ft) Overburden: 185m (606 ft) Test Site 3 : Water Flows to the Cold Well Cold test hole Hot test hole ? 3.5m ? * See forward-looking information, slide 2

29 Limestone Bitumen: 20m (65 ft) Overburden: 185m (606 ft) Test Site 3 : Water Cycle Repeats Initial bitumen Cold test hole Hot test hole ? 3.5m ? * See forward-looking information, slide 2

30 Limestone Bitumen: 20m (65 ft) Overburden: 185m (606 ft) Higher bitumen content Steam injection Cold test hole Hot test hole Bitumen mobilized Test Site 3 : Steam Cycle Starts ? 3.5m ? * See forward-looking information, slide 2

Test Site 1 31

32 32 32 Axe Lake Test Site 1 Objectives Initial plan is to mobilize bitumen at the bottom of the reservoir Phase 1 testing will inject hot water & steam into the reservoir Purpose: to demonstrate the ability to establish a "hot plate" and to observe and manipulate the vertical and lateral movement of steam Phase 2 of testing is designed to: Demonstrate the most effective use and configuration of horizontal wells Develop reservoir monitoring and observation techniques Generate and maintain the "Bottom Up" process The following slides are a schematic rendition of what we anticipate will occur in the reservoir if the tests are successful

33 33 33 Existing Horizontal Test Holes Heel Observation Test Holes (planned) Existing Test Holes (Injector & Observation) Toe Observation Test Holes (planned) Aerial Cross-section * See forward-looking information, slide 2 33

Test Site 1 - Hot Water Down Vertical Wells 18m from center well * See forward-looking information, slide 2 34

Test Site 1 - Steam Down Horizontal Wells * See forward-looking information, slide 2 35

Test Site 1 - Steam Down Alternate Horizontal Wells * See forward-looking information, slide 2 36

Test Site 1 - Bitumen Flows Out Alternate Wells * See forward-looking information, slide 2 37

Test Site 1 - Bitumen Flows Out Alternate Wells * See forward-looking information, slide 2 38

39 Resource Definitions and Cautionary Statements (1 of 5) Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The Corporation uses certain terms in this presentation, such as discovered and contingent resources, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K, as amended, available from us on request at ir@oilsandsquest.com or by calling 1-877-718-8941. You can also obtain this form from the SEC at www.sec.gov. In reviewing this Presentation, it is necessary to recognize the differences between resources (which are reported as required under Canadian law) and reserves (which are not being reported). Investors are cautioned that the discussion of resource estimates in this Presentation does not contain any information about deposits that would qualify as deposits of "reserves" under Industry Guide 7. Further, the terms "discovered resource" and "contingent resources" are Canadian terms defined in accordance with the standards set forth jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society) in the COGEH. The COGEH standards differ from the terminology and standards set forth in Industry Guide 7 and, as a consequence, the information contained in this Presentation may not be comparable to information provided by other similar companies in the United States. Investors should not assume that any part of the deposits discussed in this Presentation that are categorized as discovered, undiscovered, contingent or prospective resources according to Canadian standards will ever be considered "reserves" under applicable U.S. standards. The commercial viability of these resources are affected by numerous factors which are beyond the Corporation's control and which cannot be predicted, such as the potential for further financing, environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. Investors are cautioned not to assume that all or any part of a resource, whether discovered or contingent exists, or (if it exists) is economically or legally extractable.

40 Resource Definitions and Cautionary Statements (2 of 5) Background to Resource Estimates In general, estimates of discovered and contingent resources are based upon a number of factors and assumptions made as of the date on which the estimates were determined, such as geological, technological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of resources are only attempts to define the degree of uncertainty involved. The estimates contained herein with respect to discovered resources and to contingent resources that may be developed in the future have been based upon volumetric calculations and upon analogy to similar types of resources, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same resources based upon production history will result in variations, which may be material, in the estimated resources. Additional information relating to our Corporation, including our Annual Report on Form 10K, can be found at www.sedar.com. OQI undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change, except as required by law. The reader is cautioned not to place undue reliance on forward-looking statements. The resource estimates on slides 10 and 11 were prepared by McDaniel & Associates Consultants Ltd. ("McDaniel"), at the request of Oilsands Quest and is included herein upon the authority of McDaniel as experts. The effective date of the contingent resource estimate is December 31, 2008 and the effective date of the discovered and undiscovered resource estimate is April 30, 2008. These resource estimates have been prepared for portions of the Axe Lake and Raven Ridge areas only. The Corporation has not completed estimates for the remainder of Axe Lake and Raven Ridge, or at Wallace Creek and Eagles Nest, all of which the Corporation believes are prospective. The lands over which the resource assessment was conducted comprise less than 5% of our land holdings. The Axe Lake area is located within Townships 94 and 95, Ranges 24 and 25W3 within the Province of Saskatchewan, approximately 115 kilometers northeast of the City of Fort McMurray. The Raven Ridge area is located immediately to the west of the Axe Lake area, within Townships 93 and 94, Range 1W4, within the Province of Alberta. The resource volumes herein were prepared using assumptions and methodology guidelines outlined in the Canadian Oil and Gas Evaluation Handbook and in accordance with National Instrument 51-101 promulgated by the Canadian Securities Administrators.

41 Resource Definitions and Cautionary Statements (3 of 5) Similar to some other bitumen accumulations within the eastern portion of Alberta, the Axe Lake and Raven Ridge areas lack a distinct overlying shale formation. The absence of this may preclude the use of certain high-pressure in-situ recovery methods, but the quality of the reservoirs and high bitumen saturations present at the Axe Lake and Raven Ridge areas provide the potential for extraction using a number of recovery methods, re-configured for OQI's reservoirs. The Corporation is engaged in undertaking reservoir test programs and related laboratory and reservoir simulation studies to determine the optimum configuration of existing thermal, solvent-based and other, in-situ recovery methods for use in our reservoirs at Axe Lake, Raven Ridge and elsewhere. The recovery methods OQI is testing are designed to be independent of the presence or absence of an overlying shale formation. Our recovery processes may offer higher efficiency and superior recovery than steam assisted gravity drainage ("SAGD"). OQI is continuing to advance its reservoir testing programs to further develop and verify its recovery methods. We have not yet completed our pilot tests of the recovery methods. Under the COGEH guidelines, any evaluation of our contingent resource volumes and economics is limited to the use of recovery methods that are developed and verified by testing in our reservoir. While at this time we do not intend to utilize SAGD as a recovery method, the Corporation engaged McDaniel to conduct its evaluation as an interim measure and this evaluation was completed assuming the use of SAGD. The results are summarized on slide 11. The report estimates the volumes of economically recoverable contingent resources at Axe Lake and Raven Ridge, while the remaining bitumen in place would be categorized under COGEH as unrecoverable at this time. The Corporation anticipates that its reservoir test programs, if successful, will result in a significant re-categorization from unrecoverable to contingent resources. The estimates in the above tables reflect OQI's 100% interest in the Axe Lake and Raven Ridge areas and represent only those resources that have been independently evaluated. The results of OQI's 53 well drilling program at Axe Lake in late 2008, and at Raven Ridge in early 2009 have not been incorporated into the evaluation. Updates to the Axe Lake and Raven Ridge evaluations and independent estimates of the resource potential of OQI's other lands will follow when complete.

42 Resource Definitions and Cautionary Statements (4 of 5) Undiscovered resources (equivalent to undiscovered bitumen initially-in-place) is defined within the COGEH as that quantity of bitumen that is estimated, on a given date, to be contained in accumulations yet to be discovered. The recoverable portion of undiscovered resources is referred to as prospective resources; the remainder is classified as unrecoverable. Undiscovered resources are the summation of all bitumen thought to be present on undelineated lands, without qualitative or quantitative assessment to determine the exploitable portion of that resource. Contingent resources is defined within the COGEH as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingent resources are further classified in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status. Prospective resources is defined within the COGEH as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be sub-classified based on project maturity.

43 Resource Definitions and Cautionary Statements (5 of 5) Discovered unrecoverable resources (equivalent to discovered unrecoverable petroleum initially- in-place) is defined within the COGEH as that portion of discovered resources which is estimated, as of a given date, not to be recoverable by future development projects. A portion of these quantities may become recoverable in the future as commercial circumstances change or technological developments occur; the remaining portion may never be recovered due to the physical/chemical constraints represented by subsurface interaction of fluids and reservoir rocks. The discovered and undiscovered resource estimates described in this presentation were determined in accordance with the COGEH using the following mutually exclusive categories: Low Estimate: This is considered to be a conservative estimate of the quantity of bitumen that exists within the accumulation, which under probabilistic methodology reflects a P90 confidence level. Best Estimate: This is considered to be the best estimate of the quantity of bitumen that exists within the accumulation. Under probabilistic methodology, this term is a measure of the central tendency of the uncertainty distribution (most likely/mode, P50/median, or arithmetic average/mean). High Estimate: This is considered to be an optimistic estimate of the quantity of bitumen that exists within the accumulation, which under probabilistic methodology reflects a P10 confidence level.

NYSE Amex: BQI The foundation for Saskatchewan's oil sands industry